DELETE AN ENDORSEMENT

Named Assured				Endorsement Number
GUIDESTONE FUNDS				6
Bond Number	Bond Period			Effective Date of Endorsement
J06901566	06-01-2025	to	06-01-2026	December 31, 2025
Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Endorsement
Number(s) 5 in its entirety.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged

PF-51460 (02/19)

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured				Endorsement Number
GUIDESTONE FUNDS				7
Bond Number	Bond Period			Effective Date of Endorsement
J06901566	06-01-2025	to	06-01-2026	12-31-2025
Issued By
Federal Insurance Company
THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.
This endorsement modifies insurance provided under the following:
FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES
In consideration of the premium charged, it is agreed that:
(1) In addition to the first named Assured, the Investment Company(ies) scheduled in Paragraph (2) of this
Endorsement is/are the other Assured(s) under this Bond.
(2) Schedule of Other Assureds:
MyDestination 2015 Fund
MyDestination 2025 Fund
MyDestination 2035 Fund
MyDestination 2045 Fund
MyDestination 2055 Fund
Conservative Allocation Fund
Balanced Allocation Fund
Moderately Aggessive Allocation Fund (f/k/a Growth Allocation Fund)
Aggressive Allocation Fund
Money Market Fund
Low-Duration Bond Fund
Medium-Duration Bond Fund
Global Bond Fund
Strategic Alternatives Fund
Defensive Market Strategies Fund
Impact Bond Fund
Equity Index Fund
Global Real Estate Securities Fund
Value Equity Index Fund
Value Equity Fund
Growth Equity Index Fund
Growth Equity Fund
Small Cap Equity Fund
International Equity Index Fund

PF-52916 (08/21)

International Equity Fund
Emerging Markets Equity Fund
MyDestination 2065 Fund
The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

PF-52916 (11/19)

EXHIBIT B

SECRETARY’S CERTIFICATE

I, Melanie Childers, Vice President – Fund Operations and Secretary of GuideStone Funds (the “Trust”), hereby certify that the following resolutions have been adopted, first by the Directors of the Trust who are not “interested persons” of the Trust, as the term “interested person” is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, voting separately, and then by the entire Board of Directors of the Trust voting as a whole, at a meeting duly called and held on September 18-19, 2025, at which a quorum was present and acting throughout:

Approval of Addition to Fidelity Bond Coverage

RESOLVED, that the addition of the MyDestination 2065 Fund, a new series of GuideStone Funds (the “Trust”), to the Fidelity Bond Coverage of the Trust (the “Bond”) be, and it hereby is, approved by a majority of the Board of Directors of the Trust (the “Board” or the “Directors”), including a majority of the Directors who are not “interested persons” of the Trust (“Independent Directors”), as the term “interested person” is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”); and it is further

RESOLVED, that the Secretary of the Trust be, and hereby is, designated, authorized and directed to file the Bond with the U.S. Securities and Exchange Commission and give notice required under paragraph (g) of Rule 17g 1 under the 1940 Act; and it is further

RESOLVED, that the officers of the Trust are each hereby authorized and directed to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they are any of them, may determine to be necessary or desirable and proper in connection or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has hereunto set her hand this 7th day of January of 2026.

/s/ Melanie Childers
Melanie Childers
Vice President – Fund Operations and Secretary